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                                                                    EXHIBIT a(4)

FOR IMMEDIATE RELEASE

Contact:        Stockholder Relations
                The New South Africa Fund Inc.
                (800) 852-4750


The New South Africa Fund Inc. Announces Self-tender Offer and Other Measures


New York, June 30, 1998 -- The New South Africa Fund Inc. (NYSE: NSA), a closed-end, non-diversified management investment company that seeks long-term capital appreciation through investing primarily in equity securities of issuers in the Republic of South Africa as well as, to a lesser extent, in other countries in the Southern Africa region, today announced a series of significant steps intended to reduce the discount to Net Asset Value ("NAV") at which the Fund's shares have traded on The New York Stock Exchange.

First, the Fund announced its intention to conduct a self-tender offer pursuant to which up to 10% of its outstanding securities will be repurchased by the Fund at their full NAV as determined on the closing date of the tender offer. The Fund stated that it expects the tender offer to start within five business days and that it would remain open for 20 business days, unless extended.

Second, the Fund stated that if the discount to NAV reaches and persists at a level judged by the Directors to be unacceptably high following the close of the tender offer, the Directors would consider implementing a share repurchase program or a further self-tender offer for a number of shares to be determined so as to seek to cause the discount to NAV to narrow to and remain at a level considered to be acceptable by the Board.

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Third, the Fund announced that its Board of Directors has called a special stockholders' meeting to take place on or about September 28, 1998, at which it expects to ask stockholders to:

o adopt a new fundamental policy to allow the Fund to conduct further self-tender offers in the discretion of the Board of Directors; and

o adopt a resolution authorizing the Board of Directors to consider taking other actions it deems advisable should the Directors come to the view that continuing to operate the Fund as a closed-end management investment company is no longer economically feasible or in the best interests of all stockholders.

The Fund also said that the Directors wished to make it clear in this announcement that it is their intention to continue to take action to combat the discount to NAV following the self-tender if the discount again rises to an unacceptably high level and is persistent. The Fund said that the Directors did not wish to commit to any specific measures, or timing, because they wished to retain maximum flexibility to deal with the problem should it recur. Discounts to NAVs for shares of closed-end investment companies appear and close from time to time depending upon various facts and circumstances, such as cyclical popularity in the marketplace of such funds' underlying investments, and are generally unpredictable, the Fund said.

The Fund stated that the self-tender and other similar measures which it might take may be expected to have the effect of increasing the Fund's expenses overall as well as increasing expenses per share because such measures will result in there being fewer shares outstanding.

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Arnold Witkin, Chairman of the Fund, stated: "The Fund has enjoyed more than respectable relative investment performance but stockholders have not fully benefited from this performance because of the persistence and size of the discount to NAV at which the Fund's shares have traded over the years. The Board is determined to take action which will have the effect of narrowing the discount on a sustained basis. This is why we are authorizing the self-tender now and why we are announcing that we fully intend to consider further self-tenders or share buy-back programs should the discount once again become unacceptably high and persistent following our self-tender."

"We have also called for a special meeting of stockholders on or about September 28, 1998, in effect to seek stockholders' endorsement of the measures which we have taken, and to obtain their approval to conduct further measures which we believe to be in the best interests of stockholders in order to reduce the discount to NAV on a sustained basis. At that meeting, we will ask stockholders to authorize the Fund to conduct further self-tender offers. The discount problem is faced by many closed-end funds, including the other NYSE-listed funds investing in South Africa, and there are no easy answers to dealing with it.
The Board of Directors of The Fund wants to give all stockholders of the Fund the opportunity to express their approval or disapproval of the actions we have taken and are proposing to take."

Mr. Witkin went on to say: "The paradox is, unfortunately, that we may 'win the battle but lose the war'. In other words, our concerted efforts going forward to reduce or eliminate the discount to NAV on a long-term basis by repurchasing shares in a tender offer, and taking other similar
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actions if necessary in the future, may be successful, but they will also shrink the Fund and ultimately may make it too small to operate efficiently. This eventuality is a real possibility and is another reason why we are calling for a special stockholders' meeting."

The Fund stated that it would issue a proxy statement covering the special stockholders' meeting in due course and that any stockholder who wishes to submit a proposal for inclusion in the Fund's proxy statement may do so by sending such proposal to: The New South Africa Fund Inc., c/o Bear Stearns Funds Management Inc., 245 Park Avenue, New York, New York 10167. Proposals must be received not later than July 20, 1998 to be considered for inclusion. The Fund stated that any proposal must be accompanied by documentation proving share
ownership and other matters required by law.   The Fund said that it reserves
the right to exclude from the proxy statement any proposal which does not comply with applicable law.

Shares of The New South Africa Fund Inc. are traded on The New York Stock Exchange, Inc. under the trading symbol "NSA". Fleming International Asset Management Limited, the Fund's investment adviser, is an affiliate of Robert Fleming Holdings Limited. As of December 31, 1997, The Fleming Group managed approximately $100 billion in assets worldwide.